[CBRL GROUP, INC. LOGO]
Post Office Box 787
Lebanon, Tennessee
37088-0787
Phone 615.443.9869

Investor Contact: Lawrence E. White
         Senior Vice President/Finance
and Chief Financial Officer
   (615) 443-9869

Media Contact: Julie K. Davis
                           Director Corporate Communications
(615) 443-9266

CBRL GROUP ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

Tender Offer Oversubscribed
———————————
Company Enters Into $1.25 Billion Credit Facility

Lebanon, Tennessee (April 28, 2006) - CBRL Group, Inc. (the “Company”) (NASDAQ:CBRL) announced today the preliminary results of its modified “Dutch” auction tender offer to purchase up to 16,750,000 shares of the Company’s common stock, which expired at 12:00 midnight, New York City time on April 27, 2006.

Based upon the preliminary count by Computershare Trust Company of New York, the depositary for the tender offer, approximately 24.4 million shares were validly tendered and not withdrawn, including approximately 10.5 million shares tendered through notice of guaranteed delivery, at the minimum offer price of $42.00. Accordingly, the Company expects that it will purchase 16,750,000 shares in the tender offer, subject to proration, at $42.00 per share. The number of shares to be purchased and the price per share are preliminary, are based on the shares tendered through notice of guaranteed delivery being validly tendered and are subject to verification by the depositary, and are therefore subject to change. The actual number of shares purchased (including the Company’s option to purchase up to an additional 950,000 shares), the final purchase price and the proration factor, if any, will be announced promptly following completion of the verification process. Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after completion of the final purchase price and proration computations, if applicable.

The Company expects to obtain the funds necessary to purchase shares tendered in the tender offer by borrowing under an $800 million term loan under the Company’s $1.25 billion credit facility that became effective yesterday. The new credit facility, in addition to providing up to $1 billion in term loans, also provides a $250 million revolving credit facility that replaces the Company’s current $300 million facility. The new credit facility was provided by a syndicate of banks led by Wachovia Securities.

Any questions with regard to the tender offer may be directed to D.F. King & Co., Inc., the information agent, at (800) 848-2998. The dealer manager for the tender offer was Wachovia Securities. Wachovia Securities is the trade name for the corporate, investment banking, capital markets and securities research businesses of Wachovia Corporation and its subsidiaries, including
-MORE-

Wachovia Capital Markets, LLC (WCM) and Wachovia Securities International Limited.  Wachovia Securities is also the trade name for the retail brokerage businesses of WCM’s affiliates, Wachovia Securities, LLC, Wachovia Securities Financial Networks, LLC, Wexford Clearing, LLC, and First Clearing, LLC.

Headquartered in Lebanon, Tennessee, CBRL Group, Inc. presently operates 539 Cracker Barrel Old Country Store restaurants and gift shops located in 41 states and 134 company-operated and 25 franchised Logan’s Roadhouse restaurants in 20 states.

Except for specific historical information, many of the matters discussed in this press release may express or imply projections of revenues or expenditures, statements of plans and objectives or future operations or statements of future economic performance. These, and similar statements are forward-looking statements concerning matters that involve risks, uncertainties and other factors which may cause the actual performance of CBRL Group, Inc. and its subsidiaries and the plans it has proposed to differ materially from those expressed or implied by this discussion. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “intends,” “opportunity,” “trends,” “assumptions,” “target,” “guidance,” forecast,” “outlook,” “plans,” “goals,” “objectives,” “expectations,” “near-term,” “long-term,” “projection,” “may,” “will,” “would,” “could,” or “potential” (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to the ability of the Company to execute a successful divestiture of its Logan’s Roadhouse, Inc. subsidiary; the effects of incurring substantial indebtedness and associated restrictions on the Company’s financial and operating flexibility and ability to execute or pursue its operating plans and objectives; changes in interest rates or capital market conditions affecting the Company’s financing costs or ability to obtain financing or execute initiatives; the ability of the Company to identify, acquire and sell successful new lines of retail merchandise and new menu items at our restaurants; the ability of the Company to sustain or the effects of plans intended to improve operational execution and performance; the effects of plans intended to promote or protect the Company’s brands and products; the effects of uncertain consumer confidence, higher costs for energy, consumer debt payments, or general or regional economic weakness, or weather on sales and customer travel, discretionary income or personal expenditure activity of our customer; consumer behavior based on negative publicity or concerns over nutritional or safety aspects of the Company’s products or restaurant food in general as well as the possible effects of such events on the price or availability of ingredients used in our restaurants; the effects of business trends on the outlook for individual restaurant locations and the effect on the carrying value of those locations; the ability of the Company to retain key personnel during and after the restructuring process; the ability of and cost to the Company to recruit, train, and retain qualified hourly and management employees; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the availability and cost of suitable sites for restaurant development and our ability to identify those sites; changes in building materials and construction costs; the actual results of pending, future or threatened litigation or governmental investigations and the costs and effects of negative publicity associated with these activities; changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas; practical or psychological effects of natural disasters or terrorist acts or war and military or government responses; disruptions to the company’s restaurant or retail supply chain; changes in capital market conditions that could affect valuations of restaurant companies in general or the Company’s goodwill in particular; changes in foreign exchange rates affecting the Company’s future retail inventory purchases; implementation of new or changes in interpretation of existing accounting principles generally accepted in the United States of America (“GAAP”); effectiveness of internal controls over financial reporting and disclosure; and other factors described from time to time in the Company’s filings with the Securities and Exchange Commission, press releases, and other communications.

-END-